                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                Amendment #2


                               Rand Acquisition Corp.

                                (NAME OF ISSUER)

                        Common Stock, par value $.0001 per share

                         (TITLE OF CLASS OF SECURITIES)


                                    752182204

                                 (CUSIP NUMBER)

                                Paul D. Sonkin
                           Hummingbird Management, LLC
                    (f/k/a Morningside Value Investors, LLC)
                           460 Park Avenue, 12th Floor
                            New York, New York 10022
                                212 521-0975




                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)



                               September 9, 2005


             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

         Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         (Continued on following pages)



                               (Page 1 of 5 Pages)

CUSIP No. 752182204                 13D/A                 Page 2 of 5 Pages


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1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Hummingbird Management, LLC (f/k/a Morningside Value Investors, LLC)
     IRS No. 13-4082842
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2.   CHECK THE APPROPRIATE BOX IF A GROUP*                            (a)    [ ]
                                                                      (b)    [x]

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3.   SEC USE ONLY

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4.   SOURCES OF FUNDS

     OO
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5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
     2(d) OR 2(e)                                                            [ ]

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6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
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    NUMBER OF       7.    SOLE VOTING POWER          509,100
      SHARES
                    ------------------------------------------------------------
   BENEFICIALLY     8.    SHARED VOTING POWER        0
     OWNED BY
                    ------------------------------------------------------------
       EACH         9.    SOLE DISPOSITIVE POWER     509,100
    REPORTING
                    ------------------------------------------------------------
   PERSON WITH      10.   SHARED DISPOSITIVE POWER   0

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11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    509,100

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12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS  [ ]

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13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11       9.0%

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14.  TYPE OF REPORTING PERSON*

     OO
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			  (Page 2 of 5 Pages)

CUSIP No. 752182204                 13D/A                   Page 3 of 5 Pages

  AMENDMENT NO. 2 TO SCHEDULE 13D

         This Amendment No. 2, dated November 3, 2005, to Schedule 13D is filed by the Reporting Persons and amends Schedule 13D as previously filed by the Reporting Persons with the Securities and Exchange Commission on March 14, 2005 (the "Schedule 13D"), relating to the common Stock, par value $0.0001 per share, of Rand Acquistion Corp., a Delaware Corporation.


Items 3 and 5 of the Schedule 13D are hereby amended and restated, as follows:


ITEM 3 SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         As of November 3, 2005, Hummingbird has caused each of HVF and Microcap Fund to invest approximately $1,182,929 and $1,268,132 respectively, in the shares of the Issuer using their respective working capital.

ITEM 5 INTEREST IN SECURITIES OF THE ISSUER

	         (a) - (b) As the holder of sole voting and investment authority over the shares owned by HVF and the Microcap Fund, Hummingbird may be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to be the beneficial owner of the aggregate amount of 509,100 shares representing approximately 9.0% of the outstanding shares of the Issuer (based upon 5,600,000 shares outstanding as of August 15, 2005, as reported on the latest Definitive Schedule 10-QSB of the Issuer, for the quarter ending June
30, 2005.) Hummingbird disclaims any economic interest orbeneficial ownership of the shares covered by this Statement, except to the extent of its ownersip in each of HVF and Microcap Fund.

         Mr. Sonkin is the managing member and control person of Hummingbird and has disposition and investment power over the shares held by HVF and MicrocapFund. For purposes of Rule 13d-3, he may be deemed to be the beneficial owner of such shares deemed to be beneficially owned by Hummingbird. Thus, Mr. Sonkin may be deemed, for purposes of Rule 13d-3, to be the beneficial owner of 509,100 shares representing approximately 9.0% of the outstanding shares of the Issuer as of August 15, 2005, as reported on the latest Definitive Schedule 10-QSB of the Issuer, for the quarter ending June 30, 2005.) Mr. Sonkin disclaims any economic interest or beneficial ownership of the shares covered by this Statement, except to the extent of his owernship of in each of HVF and Microcap Fund.

			  (Page 3 of 5 Pages)

CUSIP No. 752182204                 13D/A                  Page 4 of 5 Pages



            (c)Hummingbird caused HVF to effect transactions in the Shares during the past 60 days as set forth below:

                                              AMOUNT OF
   DATE              TYPE                      SHARES         PRICE/UNIT
   ----              ----                      ------         -----------
9/7/2005	open market purchase	       32,500		5.447
10/21/2005	open market purchase		8,000		5.570
10/24/2005	open market purchase		3,750		5.611
10/25/2005	open market purchase		2,500		5.688
10/26/2005	open market purchase		7,250		5.697
10/27/2005	open market purchase		  500		5.710
10/28/2005	open market purchase		5,050		5.728
10/31/2005	open market purchase		1,500		5.757
11/1/2005	open market purchase		3,500		5.751
11/2/2005	open market purchase		2,500		5.754





               Hummingbird caused Microcap Fund to effect transactions in the Shares during the past 60 days as set forth below:

                                              AMOUNT OF
   DATE              TYPE                      SHARES          PRICE/UNIT
   ----              ----                      ------         -----------
9/7/2005	open market purchase	       32,500		5.447
10/21/2005	open market purchase		1,500		5.570
10/21/2005	open market purchase		6,500		5.570
10/24/2005	open market purchase		3,750		5.611
10/25/2005	open market purchase		2,500		5.688
10/26/2005	open market purchase		7,250		5.697
10/27/2005	open market purchase		  500		5.710
10/28/2005	open market purchase		5,050		5.728
10/31/2005	open market purchase		1,500		5.757
11/1/2005	open market purchase		3,500		5.751
11/2/2005	open market purchase		2,500		5.754






         (d)      Inapplicable.

         (e)      Inapplicable.


			    (Page 4 of 5 Pages)

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CUSIP No. 752182204                 13D/A                  Page 5 of 5 Pages



                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


Dated: November 3, 2005

HUMMINGBIRD MANAGEMENT, LLC

By: /s/ Paul D. Sonkin
   -----------------------------
Name: Paul D. Sonkin
Title: Managing Member



                             (Page 5 of 5 Pages)